# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HERON THERAPEUTICS, INC. /DE/, CIK 0000818033
CUSIP: 427746102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4242 CAMPUS POINT COURT, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0000921895-23-000284
Filed by CIK 0001687509
Persons authorized to receive notices and communications: Brian Kleinhaus, Rubric Capital Management LP, 155 East 44th St, Suite 1630, New York, New York (NY), 10017, 212-418-1888; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Rubric Capital Management LP (CIK 0001687509): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,046,828; sole dispositive power 0; shared dispositive power 30,046,828; aggregate amount beneficially owned 30,046,828 (15.9% of the class)
- David Rosen (CIK 0001898677): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,046,828; sole dispositive power 0; shared dispositive power 30,046,828; aggregate amount beneficially owned 30,046,828 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HERON THERAPEUTICS, INC. /DE/
Address of issuer's principal executive offices: 4242 CAMPUS POINT COURT, SUITE 200, SAN DIEGO, California (CA), 92121
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2023 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 5 supplements Item 4 and amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 15, 2025, the Issuer filed a Current Report on Form 8-K with the SEC disclosing that it obtained Stockholder Approval, as a result of which, the 94,610 shares of Preferred Stock beneficially owned by the Reporting Persons automatically converted, without any action on the part of the holders thereof, into 946,100 Shares.

Additionally, as previously disclosed, on August 8, 2025, a certain Rubric Fund entered into the Note Purchase Agreement with the Issuer, pursuant to which the Issuer issued and sold to such Rubric Fund $35,000,000 aggregate principal amount of Notes for an aggregate purchase price of $33,250,000. The Convertible Note Issuance provided for the issuance of Notes with (i) a maturity date of March 1, 2031, (ii) a 5% original issuance discount, (iii) 5% per annum interest payable in cash, and (iv) at the election of the Issuer, 7% per annum interest payable in kind for the first twelve months. As a result of the Stockholder Approval, after December 31, 2025, the Notes are convertible at the election of the holders thereof, at an initial conversion rate of 555.5556 Shares per $1,000 principal amount of Notes, subject to adjustments as provided in the Note Purchase Agreement. Conversions of the Notes can be settled, at the Issuer's election, in cash, Shares or in a combination thereof. If all or any portion of any conversion is to be settled in cash, the amount of cash that the Issuer will be required to deliver with respect to such conversion in shall be the product of (a) the applicable percentage of the conversion rate on the applicable conversion date and (b) the arithmetic average of the daily weighted average prices of the Shares during the ten 10 consecutive trading day period ending on the trading day immediately preceding the applicable conversion date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported beneficially owned by each Reporting Person is based upon 188,555,819 Shares outstanding, which is the sum of: (i) 183,314,409 Shares outstanding as of September 11, 2025, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 19, 2025 and (ii) 5,241,410 Shares issued upon automatic conversion of the Preferred Stock following the Stockholder Approval at the Special Meeting, as disclosed in the Issuer's Registration Statement on Form S-3 filed with the SEC on September 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- Rubric Capital Management LP: /s/ David Rosen, By: Rubric Capital Management GP LLC, General Partner, By: David Rosen, Managing Member (10/17/2025)
- David Rosen: /s/ David Rosen, David Rosen, Individually (10/17/2025)